UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2022

PEARSON plc
(Exact name of registrant as specified in its charter)

N/A

(Translation of registrant's name into English)

80 Strand
London, England WC2R 0RL
 44-20-7010-2000
(Address of principal executive office)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X                                                Form 40-F

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes                                              No X

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN WHOLE OR IN PART, DIRECTLY OR INDIRECTLY, IN, INTO OR FROM ANY JURISDICTION WHERE TO DO SO WOULD CONSTITUTE A VIOLATION OF THE RELEVANT LAWS OR REGULATIONS OF THAT JURISDICTION

THIS IS AN ANNOUNCEMENT IN RESPONSE TO AN ANNOUNCEMENT BY APOLLO UNDER RULE 2.4 OF THE CITY CODE ON TAKEOVERS AND MERGERS (THE "CODE") ON 11 MARCH 2022. THE ANNOUNCEMENT MADE BY APOLLO IS NOT AN ANNOUNCEMENT OF A FIRM INTENTION TO MAKE AN OFFER UNDER RULE 2.7 OF THE CODE AND THERE CAN BE NO CERTAINTY THAT AN OFFER WILL BE MADE, NOR AS TO THE TERMS ON WHICH ANY OFFER MIGHT BE MADE

THIS ANNOUNCEMENT CONTAINS INSIDE INFORMATION

11 March 2022 Pearson plc ("Pearson" or the "Company") Response to announcement from Apollo Global Management, Inc. and its subsidiaries ("Apollo"), on behalf of certain of its affiliated funds

Pearson notes the announcement made by Apollo.

The Board of Pearson confirms that, on 5 November 2021, it received an unsolicited, preliminary and highly conditional proposal from Apollo regarding a possible cash offer for the entire issued and to be issued share capital of the Company at 800 pence per share (the "First Proposal"). The Board of Pearson considered the First Proposal, together with its financial and legal advisers, and concluded that it significantly undervalued the Company and its future prospects, and accordingly unanimously rejected the First Proposal.

On 7 March 2022, Pearson received a second unsolicited, preliminary and highly conditional proposal from Apollo regarding a possible cash offer for the entire issued and to be issued share capital of the Company at 854.2 pence per share (including the FY 2021 dividend of 14.2 pence per share which has been announced but not yet paid) (the "Second Proposal").

The Board of Pearson considered the Second Proposal, together with its financial and legal advisers, and concluded that it significantly undervalued the Company and its future prospects. Accordingly, the Board of Pearson unanimously rejected the Second Proposal.

The Board is confident that the lifelong learning strategy set out in March 2021 will create sustainable, long-term value for Pearson stakeholders and that the results for FY 2021 demonstrated the building momentum as Pearson executes on this new strategic vision. The Board is also mindful of its fiduciary duties in the event that an appropriate proposal is forthcoming.

There can be no certainty that any offer will be made, nor as to the terms of any offer.

In accordance with Rule 2.6(a) of the Code, Apollo is required, by no later than 5.00 pm on 8 April 2022, either to announce a firm intention to make an offer for Pearson in accordance with Rule 2.7 of the Code or to announce that it does not intend to make an offer for Pearson, in which case the announcement will be treated as a statement to which Rule 2.8 of the Code applies. This deadline can be extended with the consent of the Takeover Panel in accordance with Rule 2.6(c) of the Code.

This announcement has been made without the consent of Apollo.

Contacts
Investor Relations	Jo Russell	+44 (0) 7785 451 266
Media	Tom Steiner	+44 (0) 7787 415 891
Teneo	Charles Armitstead	+44 (0) 7703 330 269
Citigroup Global Markets Limited (Joint Financial Adviser and Corporate Broker)	Andrew Seaton Jan Skarbek	+44 (0) 207 986 4000
Morgan Stanley & Co. International Plc (Joint Financial Adviser and Corporate Broker)	Ben GrindleyLaurence Hopkins	+44 (0) 207 425 8000
Goldman Sachs International (Joint Financial Adviser)	Anthony Gutman	+44 (0) 207 774 1000

This announcement is being made on behalf of Pearson by Sally Johnson, Chief Financial Officer.

Important notices relating to financial advisers

Citigroup Global Markets Limited ("Citigroup"), which is authorised by the Prudential Regulation Authority and regulated in the United Kingdom by the Financial Conduct Authority and the Prudential Regulation Authority, is acting exclusively as financial adviser to Pearson and no one else in connection with the matters set out in this announcement and shall not be responsible to anyone other than Pearson for providing the protections afforded to clients of Citigroup nor for providing advice in connection with the contents of this announcement or any other matter referred to herein.

Morgan Stanley & Co. International plc, which is authorised by the Prudential Regulation Authority and regulated by the Financial Conduct Authority and the Prudential Regulation Authority in the United Kingdom is acting as financial adviser exclusively for Pearson and no one else in connection with the matters set out in this announcement. In connection with such matters, Morgan Stanley, its affiliates and their respective directors, officers, employees and agents will not regard any other person as their client, nor will they be responsible to any other person for providing the protections afforded to their clients or for providing advice in connection with the contents of this announcement or any other matter referred to herein.

Goldman Sachs International ("Goldman Sachs"), which is authorised by the Prudential Regulation Authority and regulated by the Financial Conduct Authority and the Prudential Regulation Authority in the United Kingdom, is acting exclusively for Pearson and no one else in connection with the matters set out in this announcement and will not be responsible to anyone other than Pearson for providing the protections afforded to clients of Goldman Sachs nor for providing advice in connection with the contents of this announcement or any other matter referred to herein.

Publication on a website

In accordance with Rule 26.1 of the Code, a copy of this announcement will be available on Pearson's website (plc.pearson.com/investors) by no later than 12 noon (London time) on the business day following the date of this announcement. The contents of the website referred to in this announcement are not incorporated into, and do not form part of, this announcement.

Disclosure requirements of the Code

Under Rule 8.3(a) of the Code, any person who is interested in 1% or more of any class of relevant securities of an offeree company or of any securities exchange offeror (being any offeror other than an offeror in respect of which it has been announced that its offer is, or is likely to be, solely in cash) must make an Opening Position Disclosure following the commencement of the offer period and, if later, following the announcement in which any securities exchange offeror is first identified. An Opening Position Disclosure must contain details of the person's interests and short positions in, and rights to subscribe for, any relevant securities of each of (i) the offeree company and (ii) any securities exchange offeror(s). An Opening Position Disclosure by a person to whom Rule 8.3(a) applies must be made by no later than 3.30 pm (London time) on the 10th business day following the commencement of the offer period and, if appropriate, by no later than 3.30 pm (London time) on the 10th business day following the announcement in which any securities exchange offeror is first identified. Relevant persons who deal in the relevant securities of the offeree company or of a securities exchange offeror prior to the deadline for making an Opening Position Disclosure must instead make a Dealing Disclosure.

Under Rule 8.3(b) of the Code, any person who is, or becomes, interested in 1% or more of any class of relevant securities of the offeree company or of any securities exchange offeror must make a Dealing Disclosure if the person deals in any relevant securities of the offeree company or of any securities exchange offeror. A Dealing Disclosure must contain details of the dealing concerned and of the person's interests and short positions in, and rights to subscribe for, any relevant securities of each of (i) the offeree company and (ii) any securities exchange offeror(s), save to the extent that these details have previously been disclosed under Rule 8. A Dealing Disclosure by a person to whom Rule 8.3(b) applies must be made by no later than 3.30 pm (London time) on the business day following the date of the relevant dealing.

If two or more persons act together pursuant to an agreement or understanding, whether formal or informal, to acquire or control an interest in relevant securities of an offeree company or a securities exchange offeror, they will be deemed to be a single person for the purpose of Rule 8.3.

Opening Position Disclosures must also be made by the offeree company and by any offeror and Dealing Disclosures must also be made by the offeree company, by any offeror and by any persons acting in concert with any of them (see Rules 8.1, 8.2 and 8.4).

Details of the offeree and offeror companies in respect of whose relevant securities Opening Position Disclosures and Dealing Disclosures must be made can be found in the Disclosure Table on the Takeover Panel's website at www.thetakeoverpanel.org.uk, including details of the number of relevant securities in issue, when the offer period commenced and when any offeror was first identified. You should contact the Panel's Market Surveillance Unit on +44 (0)20 7638 0129 if you are in any doubt as to whether you are required to make an Opening Position Disclosure or a Dealing Disclosure.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PEARSON plc

Date: 11 March 2022
By: /s/ NATALIE WHITE

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Natalie White
Deputy Company Secretary